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                 May 2, 2022

       Robert Liscouski
       Chief Executive Officer
       Quantum Computing Inc.
       215 Depot Court SE, Suite 215
       Leesburg, VA 20175

                                                        Re: Quantum Computing
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 27,
2022
                                                            File No. 333-264518

       Dear Mr. Liscouski:

              This is to advise you that we have not reviewed and will not review your registration statement.

              Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, Jan
       Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202)
551-3815.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Lawrence Metelitsa